SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                       No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding resolutions of the 14th meeting of the 5th session of the board of directors of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on February 19, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT ON THE RESOLUTIONS OF THE FOURTEENTH
MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

China Petroleum & Chemical Corporation and the directors of the Board of Directors of China Petroleum & Chemical Corporation warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

China Petroleum & Chemical Corporation (“Sinopec” or the “Company”) served the written notice of the fourteenth meeting (the “Meeting”) of the Company’s Fifth Session of the Board of Directors (the “Board”) on 16 February 2014 and held the Meeting on 19 February 2014 by way of written resolution. The Meeting was convened and held in compliance with the provisions of applicable laws and the Articles of Association of Sinopec.

All the directors of the Company considered and unanimously approved the Proposal to Start the Restructuring of Sinopec’s Marketing Segment and to Introduce Social and Private Capital to Realize Diversified Ownership of this Segment.

The Board agreed to restructure Sinopec’s oil product marketing segment based on the results of the audits and valuation to be conducted on the current assets and liabilities of this segment. It also agreed to diversify the ownership of this segment by way of introducing social and private capital investment. The shareholding percentage for social and private investors will be determined according to the market conditions. The Board hereby authorizes the Chairman to take the following actions under the circumstance that the shareholding percentage of social and private investors does not exceed 30% (including but not limited to): (1) to determine the investors, their shareholding percentages and the terms and conditions of their participation in the marketing segment and to organize the implementation of the plans for such participation; (2) to sign transaction documents and other relevant documents and to attend to the approval, registration, filing and disclosure procedures in relation to the aforesaid matters. The Company will comply with the approval and disclosure requirements under the laws and regulations of its place of listing based on the progress of the project.

By order of the Board Huang Wensheng Secretary to the Board of Directors

19 February 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#            Executive Director
*            Non-executive Director
+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 20, 2014